Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2006 JUL 27 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015536

July 21, 2006
Our ref. No. PI 076

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Mitsubishi Corporation to Subscribe to Private Placement, Make Kinsho Corporation a Subsidiary
- Mitsubishi Corporation to Subscribe to Private Placement by Hokuetsu Paper Mills
- Allotment of Ordinary Stock Options for Directors and Executive Officers
- Allotment of Stock Options for a Stock-Linked Compensation Plan for Directors and Executive Officers

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
JUL 31 2006
THOMSON FINANCIAL

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

dlw 7/27

Translation of report filed with the Tokyo Stock Exchange on July 24, 2006

Mitsubishi Corporation to Subscribe to Private Placement, Make Kinsho Corporation a Subsidiary

Mitsubishi Corporation's Board of Directors today approved a subscription to a private placement of new shares by Kinsho Corporation (First Section, Tokyo Stock Exchange; Code: 8064). Details are as follows.

The purchase of these shares will give Mitsubishi Corporation an approximate 51% equity interest in Kinsho Corp. up from 9.2%, which will make Kinsho Corp. a subsidiary of Mitsubishi Corporation.

1. Reason for Share Purchase

Mitsubishi Corporation trades broadly on a global scale in non-ferrous metallurgical resources, including copper and aluminum, and non-ferrous metals and metal products such as aluminum products. These activities are conducted mainly through overseas offices of Mitsubishi Corporation and its subsidiaries. Mitsubishi Corporation decided to purchase additional shares of Kinsho Corp. because it believes that this move will facilitate greater efficiency by linking the non-ferrous products and non-ferrous raw materials businesses of Mitsubishi Corporation and Kinsho Corp. This in turn is expected to drive growth, including expansion of the Mitsubishi Corporation Group's existing businesses and the development of new businesses.

2. Summary of the Private Placement

(1) No. of shares: 13,687,500 shares of common stock
(2) Subscription price: 342 yen per share
(3) Total purchase price: 4,681,125,000 yen
(4) Application date: August 11, 2006 (planned)
(5) Payment date: August 11, 2006 (planned)

3. About the Issuer (Kinsho Corporation)

(1) Company: Kinsho Corporation
(2) President and Representative Director: Hiroshi Takeuchi
(3) Address: 24-1, Shinkawa 1-chome, Chuo-ku, Tokyo

(4) Established: January 1947

(5) Main businesses: Sales (incl. import and export) of non-ferrous raw materials and products and ferrous raw materials and products

(6) Fiscal year-end: March 31

(7) No. of employees: 126 (parent company)

(8) Capital: 802.5 million yen

(9) Total no. of issued shares: 16,050,000 (as of March 31, 2006)

(10) Major (top 5) shareholders and shareholdings (as of March 31, 2006)

	Shares Held (Thousands)	Shareholding
Japan Securities Finance Co., Ltd.	1,481	9.2%
Mitsubishi Corporation	1,477	9.2%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	1,150	7.2%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	792	4.9%
Mitsubishi UFJ Trust and Banking Corporation	792	4.9%

(11) Recent financial results (Consolidated)

(Millions of yen)

Item	Year ended March 31, 2005	Year ended March 31, 2006
Net sales	84,507	93,647
Gross profit	4,211	4,377
Operating income	2,081	2,213
Ordinary income	1,567	1,608
Net income	1,024	1,087
Total assets	41,062	36,920

(12) Relationships with the Company

-1- Capital: The Company held 1,477,500 shares (9.2%) of Kinsho Corp. as of March 31, 2006.

-2- Personnel: One Company employee serves as a corporate auditor at Kinsho Corp.

-3- Trading: The Company has no product trading relationship with Kinsho Corp.

4. Mitsubishi Corporation's Shareholding Before and After Purchase

Kinsho Corp. plans to sell 13,687,500 shares of common stock to the Company through a private placement.

	No. of Voting Rights (No. of Shares Held)	Shareholding	Shareholder Rank
Before Purchase	2,955 (1,477,500)	9.2%	2nd
After Purchase	30,330 (15,165,000)	51.1%	1st

5. Outlook After Kinsho Corp. Is Made a Subsidiary

The consolidation of Kinsho Corp. will have only a negligible effect on the Company's consolidated (U.S. GAAP) operating results for the year ending March 31, 2007. A further announcement will be made with regard to forecasts for the following fiscal year as soon as they become available.

6. Other

Even after this private placement, Kinsho Corp. will not fall within the definition of a specified subsidiary (*tokutei kogaisha*) as prescribed by Article 19-7 of the Cabinet Office Ordinances (January 30, 1973, No. 5) relating to the disclosure of business activities, etc.

###

Translation of report filed with the Tokyo Stock Exchange on July 21, 2006

Mitsubishi Corporation to Subscribe to Private Placement by Hokuetsu Paper Mills

Mitsubishi Corporation's Board of Directors today decided to acquire an additional approximate 23% equity interest in Hokuetsu Paper Mills, Ltd. (First Section, Tokyo Stock Exchange; Code: 3865) by subscribing to a private placement of shares by this company. Details are below. The purchase of these additional shares will give Mitsubishi Corporation an approximate 24% equity interest in Hokuetsu Paper Mills, which will make the company an equity-method affiliate.

1. Reason for Additional Share Purchase

Mitsubishi Corporation has cooperated with Hokuetsu Paper Mills in a broad range of business areas, including the procurement of raw materials and product sales. Hokuetsu Paper Mills previously announced its plan of investing approximately 55.0 billion yen to establish facilities for producing coated paper at its Niigata Plant, with the aim of commencing operations by the end of 2008. Hokuetsu Paper Mills decided to raise part of the funds for this plant through a private placement of shares. Mitsubishi Corporation has decided to subscribe to all the shares in this private placement and to strengthen its business alliance with Hokuetsu Paper Mills, believing that by doing so it can help to raise Hokuetsu Paper Mills' corporate value. Through the business alliance with Hokuetsu Paper Mills, Mitsubishi Corporation will procure a stable supply of raw materials from a global standpoint and conduct joint sales of products.

2. Profile of Hokuetsu Paper Mills

(1) Name: Hokuetsu Paper Mills, Ltd.

(2) President: Masaaki Miwa

(3) Address: 5-1, Nishizao 3-chome, Nagaoka, Niigata (registered headquarters)
2-2, Hongokucho 3-chome, Nihonbashi, Chuo-ku, Tokyo (Tokyo headquarters)

(4) Established: 1907

(5) Main businesses: Manufacture of coated paper, coated paperboard, pulp and other products; sales of paper

(6) Fiscal year-end: March 31

(7) No. of employees: 2,822 (consolidated)

(8) Capital: 26.8 billion yen (as of March 31, 2006)

(9) Total shares issued: 164,052 thousand (as of March 31, 2006)

(10) Major shareholders and voting rights (as of March 31, 2006):

The Master Trust Bank of Japan Ltd.	8.45%
Japan Trustee Services Bank Ltd.	8.36%
NIPPONKOA Insurance Co. Ltd.	3.65%
Japan Trustee Services Bank Ltd. (Oji Paper Trust Account)	3.42%
Mizuho Corporate Bank Ltd.	2.86%
The Daishi Bank Ltd.	2.57%
The Hokuetsu Bank Ltd.	2.57%

(11) Operating results (year ended March 31, 2006, consolidated):

Net sales	153.7
Ordinary income	7.2
Net income	3.2
Total assets	232.5
Shareholders' equity	112.8
Dividend per share	12 yen

3. No. of Shares to Be Purchased, Purchase Price, Shareholding Before and After Purchase

(1) No. of shares held before purchase: 1,564,419 (shareholding: 0.95%)

(2) No. of shares to be purchased: 50,000,000

(3) No. of shares to be held after purchase: 51,564,419 (shareholding: 24.09%)

(4) Purchase price: 607 yen per share (representing a 7% discount on the average closing price of Hokuetsu Paper Mills shares during the period from June 21, 2006 to July 20, 2006)

4. Schedule

July 21, 2006: Board of Directors' resolution

August 7, 2006: Scheduled payment for shares

5. Outlook

This share purchase will have only a negligible effect on Mitsubishi Corporation's earnings forecast for the year ending March 31, 2007, as announced on April 28, 2006. Accordingly, no change will be made to the consolidated earnings forecast for the current fiscal year.

###

RECEIVED
2006 JUL 27 P 2:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Translation of report filed with the Tokyo Stock Exchange on July 21, 2006

Allotment of Ordinary Stock Options for Directors and Executive Officers

Mitsubishi Corporation has announced that at a meeting held today the Company's Board of Directors established the terms regarding the distribution of stock acquisition rights to directors and executive officers of the Company pursuant to Article 236-1, Article 238-1 and -2 and Article 240-1 of the Company Law of Japan, as well as a resolution concerning the solicitation of subscribers to said stock acquisition rights. The stock acquisition rights are being distributed to provide further incentive and motivation to improve the Company's performance and further align directors' and executive officers' interests with those of shareholders.

1. Name of the Stock Acquisition Rights

Mitsubishi Corporation, 2006 Stock Acquisition Rights (*Shinkabu-Yoyaku-ken*) for Ordinary Stock Option Plan.

2. Total Number of Stock Acquisition Rights

13,600

The above total is the number of stock acquisition rights to be allotted. Where there is a decrease in the total number of stock acquisition rights to be allotted, such as when there are no subscriptions for some of the rights, the total number of stock acquisition rights to be issued shall be the total number of stock acquisition rights allotted.

3. Class and Number of Shares to Be Issued for the Purpose of Issuing Stock Acquisition Rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares to be issued per stock acquisition right (hereinafter the "Number of Shares Granted") shall be 100.

However, if the Company conducts a stock split (including a free distribution of the Company's common stock; the same definition applies to stock splits described below) or consolidation of its common stock, the Number of Shares Granted shall be adjusted in accordance with the following formula. Fractional shares arising out of the adjustment shall be discarded. Regarding the date for application of the applicable "Adjusted Number of Shares Granted," the regulations of 5. (2) ① shall apply.

Adjusted Number of Shares Granted = Original Number of Shares Granted x stock split or stock consolidation ratio

In addition to the above items, when for unavoidable reasons it is necessary to adjust the Number of Shares Granted, the Company reserves the right to adjust the Number of Shares Granted within reasonable limits.

Moreover, when the Number of Shares Granted is adjusted, the Company shall notify or report the pertinent details to persons holding stock acquisition rights listed in the original register of stock acquisition rights (hereinafter "Stock Acquisition Rights Holder") no later than the day prior to the day the Adjusted Number of Shares Granted becomes effective. Provided, however, that in cases where the Company cannot issue such a report or notice by the day before the said application date, it will do so immediately thereafter.

4. Total Amount to Be Invested Upon Exercise of Stock Acquisition Rights

The total amount to be invested upon exercise of each stock acquisition right shall be determined by multiplying the price paid per share that can be granted due to the exercise of stock acquisition rights (hereinafter "Exercise Price") by the Number of Shares Granted.

The Exercise Price shall be the average of the daily closing price, excluding non-trading days, for ordinary trading of Mitsubishi Corporation's common stock on the Tokyo Stock Exchange (hereinafter "Closing Price") during the month prior to the date of allotment specified in 14. below (hereinafter "Allotment Date") of the stock acquisition rights (any fraction shall be rounded up to the nearest yen), or the Closing Price on the Allotment Date (or the Closing Price on the immediately preceding day where there is no Closing Price on that day), whichever is higher.

5. Adjustment of Exercise Price

(1) The Company shall adjust the Exercise Price in accordance with the following formulas (hereinafter "Exercise Price Adjustment Formula"), as applicable, in the event of ① and ② below with respect to the Company's common stock after the Allotment Date. Fractions of a yen resulting from adjustment shall be rounded up to the nearest yen.

① In the event the Company conducts a stock split or consolidation of its common stock:

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{1}{\text{Stock Split or Stock Consolidation Ratio}}$$

② In the event the Company issues new shares or redeems, retires or disposes of its own common stock at a price below the market price Exceptions to this provision are the sale of treasury stock in accordance with regulations of Article 194 of the Company Law (Requests for the Sale of Fractional Shares by a Shareholder Holding Less Than One Unit (*Tangen*); the sale of treasury stock in accordance with the regulations of Article 5, Paragraph 2 of the supplementary provisions of the "Law to Amend Parts of the Commercial Code of Japan" (No. 79, 2001); and pursuant to the regulations of Article 280, Paragraph 19 of the Commercial Code of Japan prior to the enforcement of the "Law to Amend Parts of the Commercial Code of Japan" (No. 128, 2001), the exercise of stock subscription rights or the exercise of securities that will be or can be converted into the Company's common stock, or of stock acquisition rights (including stock acquisition rights of bonds with acquisition rights) that can be requested to be granted as the Company's common stock.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{No. of Shares Already Issued} + \dfrac{\text{No. of Newly Issued Shares} \times \text{Paid-in Price per New Share}}{\text{Market Price}}}{\text{No. of Shares Already Issued} + \text{No. of Newly Issued Shares}}$$

i. The Market Price used in the Exercise Price Adjustment Formula shall be the average daily closing price (including indicated prices, same hereafter), excluding non-trading days, for ordinary trading of Mitsubishi Corporation's common stock on the Tokyo Stock Exchange for 30 trading days beginning from the 45th trading day preceding the day for applying the Adjusted Exercise Price specified in (2) below (hereinafter "Adjusted Exercise Price Application Date"). The average price shall be computed to the second decimal of a yen, which shall be rounded.

ii. The No. of Shares Already Issued in the Exercise Price Adjustment Formula shall be the number of outstanding shares of treasury stock on the shareholder allotment date, if there is one, otherwise the day one month prior to the Adjusted Exercise Price Application Date, less the number of common shares held in treasury on the applicable date.

iii. In the event that Mitsubishi Corporation redeems, retires, or disposes of its own shares, the No. of Shares Newly Issued in the Exercise Price Adjustment Formula shall be read as "Treasury Stock Retired."

(2) The Adjusted Exercise Price Application Date shall be determined as follows:

① The Adjusted Exercise Price in the case of the adjustment performed in accordance with (1) ① above, shall apply from the day after the record date in the case of a stock split, and from the operative date in the case of a consolidation of shares. Provided, however, that where the Company conducts a stock split conditional on approval at a General Meeting of Shareholders of the Company of a proposal to reduce retained earnings and increase common stock and paid-in capital, the record date for the stock split shall be the day prior to the day on which said shareholders' meeting closes. In this case, the Adjusted Exercise Price shall retrospectively apply to the day after the day on which the applicable shareholders' meeting closes and the day following the applicable record date.

Where specified in the above proviso, the number of shares of the Company's common stock to be granted to Stock Acquisition Rights Holders that have exercised their stock acquisition rights (the number of shares that can be granted due to the exercise of stock acquisition rights (hereinafter "No. of Shares Exercised Before Stock Split")) from the day after the record date for the stock split to the day the applicable General Meeting of Shareholders closes shall be adjusted in accordance with the following formula. Fractional shares arising out of the adjustment shall be discarded.

$$\text{No. of Shares Newly Issued} = \frac{(\text{Pre-adjustment Exercise Price} - \text{Adjusted Exercise Price}) \times \text{No. of Shares Exercised Before Stock Split}}{\text{Adjusted Exercise Price}}$$

② The Adjusted Exercise Price in the case of the adjustment performed in accordance

with (1) ② above, shall apply from the day after the payment date for the applicable issue of new shares or redemption, retirement or disposal of treasury stock (or from the day after the applicable Allotment Date in the case of a shareholder allotment date).

(3) In cases other than specified in (1) ① and ② above, when for unavoidable reasons it is necessary to adjust the Exercise Price, such as in the event that the Company conducts a free allotment to ordinary shareholders of other classes of shares, or the distribution of dividends of common stock of other companies after the Allotment Date, the Company reserves the right to adjust the Exercise Price within reasonable limits taking into consideration the terms of the allotment or dividend and other factors.

(4) When the Exercise Price is adjusted, the Company shall notify or report the pertinent details to Stock Acquisition Rights Holders no later than the day prior to the Adjusted Exercise Price Application Date. Provided, however, that where the Company cannot issue such report or notice by the day before the said application date, it will do so immediately thereafter.

6. Exercise Period for Stock Acquisition Rights

June 28, 2008 to June 27, 2016

7. Increases in Common Stock and Additional Paid-in Capital for Shares Issued Due to the Exercise of Stock Acquisition Rights

(1) If shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated pursuant to Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen shall be rounded up to the nearest yen.

(2) If shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (1) from the limit for increase in common stock in (1).

8. Restrictions on the Acquisition of Stock Acquisition Rights Due to Transfer

Approval is required by resolution of the Company's Board of Directors for the acquisition of stock acquisition rights by transfer of ownership.

9. Provisions for the Acquisition of Stock Acquisition Rights

The Company can acquire free of charge stock acquisition rights on the date separately specified by the Board of Directors in respect of items (1) to (5) below, if approved by the Company's General Meeting of Shareholders (or a resolution of the Company's Board of Directors or decision of Representative Executive Officer where shareholder approval is not required.)

(1) Proposal for approval of a merger agreement under which the Company is to be dissolved.

(2) Proposal for approval of a separation agreement or separation plan under which the Company is to be separated.

(3) Proposal for approval of a share exchange agreement or share transfer plan under which the Company is to become a wholly owned subsidiary.

(4) Proposal for approval to change the Company's Articles of Incorporation to establish provisions concerning the requirement for the Company's approval with regard to the acquisition of all outstanding shares through a transfer.

(5) Proposal for approval to change the Company's Articles of Incorporation to establish provisions concerning the requirement for the Company's approval with regard to the acquisition through a transfer of shares issued upon the exercise of these stock acquisition rights or concerning the acquisition by the Company of all shares issued upon the exercise of stock acquisition rights by resolution of the Company's shareholder meeting.

9. Policy for Determining Details of Cancellation of Stock Acquisition Rights in an Organizational Reform and Granting of Stock Acquisition Rights of Restructured Company

Where the Company conducts a merger (only where the Company is to be dissolved due to the merger), an absorption-type corporate divestiture, an establishment-type corporate divestiture, a share exchange or share transfer (hereinafter generally "Organizational Restructuring"), the Company shall grant stock acquisition rights of the companies listed in Article 236, Paragraph 1-8 of the Company Law of Japan (hereinafter "Restructured Company"), in each respective case, to Stock Acquisition Rights Holders with stock acquisition rights remaining (hereinafter "Remaining Stock Acquisition Rights") when the Organizational Restructuring takes effect based on the following conditions. In this case, the Remaining Stock Acquisition Rights shall be cancelled and the Restructured Company shall issue new stock acquisition rights.

Provided, however, that this shall be limited to cases whereby the granting of stock acquisition rights of the Restructured Company in accordance with the conditions below is specified in the merger agreement, new company merger agreement, absorption-type corporate divestiture agreement, the establishment-type corporate divestiture plan, share exchange agreement or share transfer plan.

(1) Number of stock acquisition rights of the Restructured Company to be granted

The same number of stock acquisition rights as the Remaining Stock Acquisition Rights held by the Stock Acquisition Rights Holder.

(2) Class of share of the Restructured Company to be issued for the purpose of issuing stock acquisition rights

The Restructured Company's common stock.

(3) The number of shares of the Restructured Company to be issued for the purpose of issuing stock acquisition rights

Determined according to 3. above based on consideration of the terms for the Organizational Restructuring and other factors.

(4) Total amount to be invested upon exercise of stock acquisition rights

The total amount to be invested upon exercise of stock acquisition rights granted shall be the amount resulting from multiplying the amount to be paid after restructuring derived from adjustment of the Exercise Price specified in 4. above, after considering the terms of organizational restructuring and other factors, by the number of shares of the Restructured Company to be issued upon exercise of the stock acquisition rights, as determined in accordance with (3) above.

(5) Exercise period

The exercise period shall start at the beginning of the period for exercising stock acquisition rights specified in 6. above or the date on which the Organizational Restructuring takes effect, whichever is later, and end on the last day of the period for exercising stock acquisition rights specified in 6. above.

(6) Increases in common stock and additional paid-in capital for shares issued due to the exercise of stock acquisition rights

Determined according to 7. above.

(7) Restrictions on the acquisition of stock acquisition rights due to transfer

Approval is required by resolution of the Restructured Company's Board of Directors for the acquisition of stock acquisition rights by transfer of ownership.

(8) Provisions for the acquisition of stock acquisition rights

Determined according to 9. above.

(9) Other conditions for the exercise of stock acquisition rights

Determined according to 12. below.

11. Fractional Shares Arising From the Exercise of Stock Acquisition Rights
Fractions of shares to be granted to Stock Acquisition Rights Holders that have exercised Stock Acquisition Rights shall be discarded.

12. Other Conditions for the Exercise of Stock Acquisition Rights
In the event that a Stock Acquisition Rights Holder relinquishes his/her stock acquisition rights, such stock acquisition rights cannot be exercised.

13. Amount to Be Paid for Stock Acquisition Rights
No payment is necessary for the stock acquisition rights.

14. Allotment Date for the Stock Acquisition Rights
August 10, 2006

15. Method for Requesting Exercise of and Paying for Stock Acquisition Rights
(1) When exercising stock acquisition rights, the Stock Acquisition Rights Holder shall complete the necessary items on the Form for Requesting the Exercise of Stock Acquisition Rights, the style of which the Company will determine, and submit it to the place of exercise specified in 16. below after signing and affixing his/her registered seal.
(2) When submitting the Form for Requesting the Exercise of Stock Acquisition Rights in (1), the Stock Acquisition Rights Holder should also transfer cash, in the amount of the total Exercise Price of the Company's common stock that can be granted due to the exercise of the stock acquisition rights (hereinafter "Payment Amount"), to the bank account designated by the Company (hereinafter "Designated Bank Account") as the paying agent specified in 17. below by the time and date specified by the Company.

16. Paying Agent and Place of Exercise of Stock Acquisition Rights
Corporate Administration Dept., Mitsubishi Corporation

17. Paying Agent When Exercising Stock Acquisition Rights
The Mitsubishi UFJ Trust and Banking Corporation

18. Date the Exercise of Stock Acquisition Rights Becomes Effective

(1) The exercise of stock acquisition rights shall become effective on the date written on the Form for Requesting the Exercise of Stock Acquisition Rights in 15. above. Provided, however, that when the Form for Requesting the Exercise of Stock Acquisition Rights is received at the place of exercise and/or the Payment Amount specified in 15. (2) above is received at the paying agent and deposited into the Designated Bank Account later than the date written on the Form for Requesting the Exercise of Stock Acquisition Rights, the exercise of stock acquisition rights shall be effective when the Form for Requesting the Exercise of Stock Acquisition Rights is received at the paying agent and the Payment Amount is deposited into the Designated Bank Account.

(2) The Company shall deliver share certificates immediately upon the completion of the exercise procedures, but will not provide certificates for shares constituting less than one unit *(tangen)*.

19. Changes to These Provisions and Other Matters

When it is necessary to reword these provisions or take other related measures, the Company may make changes to these provisions using a method it deems appropriate with regards to the handling of such matters, according to the regulations of the Company Law of Japan and intent of the stock acquisition rights. Such changes shall be considered as part of these provisions.

20. Announcement of Issue Terms

The Company shall place a copy of the issue terms of stock acquisition rights at the head office of the Company and permit viewing of the Stock Acquisition Rights Holders during the agent's business hours.

21. All Other Matters Relating to These Stock Acquisition Rights Shall Be Left to the Discretion of the Representative Directors

Notes:

1. Date of resolution of the Board of Directors of the Company for proposal to the Ordinary General Meeting of Shareholders: May 18, 2006
2. Date of resolution of the Ordinary General Meeting of Shareholders of the Company: June 27, 2006

RECEIVED
2006 JUL 27 P 2:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Translation of report filed with the Tokyo Stock Exchange on July 21, 2006

Allotment of Stock Options for a Stock-Linked Compensation Plan for Directors and Executive Officers

Mitsubishi Corporation has announced that at a meeting held today the Company's Board of Directors established the terms regarding the distribution of stock acquisition rights to directors and executive officers of the Company pursuant to Article 236-1, Article 238-1 and -2 and Article 240-1 of the Company Law of Japan, as well as a resolution concerning the solicitation of subscribers to said stock acquisition rights. The stock acquisition rights are being distributed to provide further incentive and motivation to improve the Company's performance and further align directors' and executive officers' interests with those of shareholders.

1. Name of the Stock Acquisition Rights

Mitsubishi Corporation, 2006 Stock Acquisition Rights (*Shinkabu-Yoyaku-ken*) for a Stock-linked Compensation Plan.

2. Total Number of Stock Acquisition Rights

1,660 (912 for directors, 748 for executive officers)

The above total is the number of stock acquisition rights to be allotted. Where there is a decrease in the total number of stock acquisition rights to be allotted, such as when there are no subscriptions for some of the rights, the total number of stock acquisition rights to be issued shall be the total number of stock acquisition rights allotted.

3. Class and Number of Shares to Be Issued for the Purpose of Issuing Stock Acquisition Rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company's common stock, and the number of shares to be issued per stock acquisition right (hereinafter the "Number of Shares Granted") shall be 100.

However, if the Company conducts a stock split (including a free distribution of the Company's common stock; the same definition applies to stock splits described below) or consolidation of its common stock after the Allotment Date, the Number of Shares Granted shall be adjusted in accordance with the following formula. Fractional shares arising out of the adjustment shall be discarded.

Adjusted Number of Shares Granted = Original Number of Shares Granted x stock split or stock consolidation ratio

In the case of a stock split, the Adjusted Number of Shares Granted shall apply from the day after the record date of the said stock split. Whereas, in the case of a stock consolidation, the Adjusted Number of Shares Granted shall apply from day the stock consolidation becomes effective. Provided, however, that in cases where the Company conducts a stock split conditional on approval at a General Meeting of Shareholders of the Company of a proposal to reduce retained earnings and increase common stock and paid-in capital, the record date for the stock split shall be the day prior to the day on which said shareholders' meeting closes. In this case, the Adjusted Number of Shares Granted shall retroactively apply from the day after the day the applicable shareholders' meeting closes and the day following the applicable record date.

In addition to the above items, when for unavoidable reasons it is necessary to adjust the Number of Shares Granted after the Allotment Date, the Company reserves the right to adjust the Number of Shares Granted within reasonable limits.

Moreover, when the Number of Shares Granted is adjusted, the Company shall notify or report the pertinent details to persons holding stock acquisition rights listed in the original register of stock acquisition rights (hereinafter "Stock Acquisition Rights Holder") no later than the day prior to the day the Adjusted Number of Shares Granted becomes effective. Provided, however, that in cases where the Company cannot issue such a report or notice by the day before the said application date, it will do so immediately thereafter.

4. Total Amount to Be Invested Upon Exercise of Stock Acquisition Rights

The total amount to be invested upon exercise of each stock acquisition right shall be determined by multiplying the price paid per share that can be granted due to the exercise of stock acquisition rights, which shall be ¥1, by the Number of Shares Granted.

5. Exercise Period for Stock Acquisition Rights

August 11, 2006 to June 27, 2036

6. Increases in Common Stock and Additional Paid-in Capital for Shares Issued Due to the Exercise of Stock Acquisition Rights

(1) If shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated pursuant to Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen shall be rounded up to the nearest yen.

(2) If shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (1) from the limit for increase in common stock in (1).

7. Restrictions on the Acquisition of Stock Acquisition Rights Due to Transfer

Approval is required by resolution of the Company's Board of Directors for the acquisition of stock acquisition rights by transfer of ownership.

8. Provisions for the Acquisition of Stock Acquisition Rights

The Company can acquire free of charge stock acquisition rights on the date separately specified by the Board of Directors in respect of items (1) to (5) below, if approved by the Company's General Meeting of Shareholders (or a resolution of the Company's Board of Directors where shareholder approval is not required.)

(1) Proposal for approval of a merger agreement under which the Company is to be dissolved.

(2) Proposal for approval of a separation agreement or separation plan under which the Company is to be separated.

(3) Proposal for approval of a share exchange agreement or share transfer plan under which the Company is to become a wholly owned subsidiary.

(4) Proposal for approval to change the Company's Articles of Incorporation to establish provisions concerning the requirement for the Company's approval with regard to the acquisition of all outstanding shares through a transfer.

(5) Proposal for approval to change the Company's Articles of Incorporation to establish provisions concerning the requirement for the Company's approval with regard to the acquisition through a transfer of shares issued upon the exercise of these stock acquisition rights or concerning the acquisition by the Company of all shares issued upon the exercise of stock acquisition rights by resolution of the Company's shareholder meeting.

9. Policy for Determining Details of Cancellation of Stock Acquisition Rights in an

Organizational Reform and Granting of Stock Acquisition Rights of Restructured Company

Where the Company conducts a merger (only where the Company is to be dissolved due to the merger), an absorption-type corporate divestiture, an establishment-type corporate divestiture, a share exchange or share transfer (hereinafter generally "Organizational Restructuring"), the Company shall grant stock acquisition rights of the companies listed in Article 236, Paragraph 1-8 of the Company Law of Japan (hereinafter "Restructured Company"), in each respective case, to Stock Acquisition Rights Holders with stock acquisition rights remaining (hereinafter "Remaining Stock Acquisition Rights") when the Organizational Restructuring takes effect based on the following conditions. In this case, the Remaining Stock Acquisition Rights shall be cancelled and the Restructured Company shall issue new stock acquisition rights. Provided, however, that this shall be limited to cases whereby the granting of stock acquisition rights of the Restructured Company in accordance with the conditions below is specified in the merger agreement, new company merger agreement, absorption-type corporate divestiture agreement, the establishment-type corporate divestiture plan, share exchange agreement or share transfer plan.

(1) Number of stock acquisition rights of the Restructured Company to be granted

The same number of stock acquisition rights as the Remaining Stock Acquisition Rights held by the Stock Acquisition Rights Holder.

(2) Class of share of the Restructured Company to be issued for the purpose of issuing stock acquisition rights

The Restructured Company's common stock.

(3) The number of shares of the Restructured Company to be issued for the purpose of issuing stock acquisition rights

Determined according to 3. above based on consideration of the terms for the Organizational Restructuring and other factors.

(4) Total amount to be invested upon exercise of stock acquisition rights

The total amount to be invested upon exercise of each stock acquisition right to be granted shall be the amount resulting from multiplying the amount to be paid after restructuring, as specified below, by the number of shares of the Restructured Company to be issued for the purpose of said issuing of stock acquisition rights, as determined in accordance with (3) above. The amount to be paid after restructuring shall be ¥1 per share of the Restructured Company that can be granted due to the exercise of each stock acquisition right that is to be granted.

(5) Exercise period

The exercise period shall start at the beginning of the period for exercising stock acquisition rights specified in 5. above or the date on which the Organizational Restructuring takes effect, whichever is later, and end on the last day of the period for exercising stock acquisition rights specified in 5. above.

(6) Increases in common stock and additional paid-in capital for shares issued due to the exercise of stock acquisition rights

Determined according to 6. above.

(7) Restrictions on the acquisition of stock acquisition rights due to transfer

Approval is required by resolution of the Restructured Company's Board of Directors for the acquisition of stock acquisition rights by transfer of ownership.

(8) Provisions for the acquisition of stock acquisition rights

Determined according to 8. above.

(9) Other conditions for the exercise of stock acquisition rights

Determined according to 11. below.

10. Fractional Shares Arising From the Exercise of Stock Acquisition Rights

Fractions of shares to be granted to Stock Acquisition Rights Holders that have exercised Stock Acquisition Rights shall be discarded.

11. Other Conditions for the Exercise of Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise his/her stock acquisition rights during the 10-year period starting on the day after losing his/her position (hereinafter "Start of Exercise Date") as either a director (including an executive officer in a company with committees) or executive officer of the Company within the period in 5. above.

(2) Regardless of (1) above, a Stock Acquisition Rights Holder may exercise his/her stock acquisition rights in cases specified in (a) and (b) below, so long as this is done within the period prescribed in each case. Provided, however, that (b) shall exclude cases where stock acquisition rights of the Restructured Company are granted to Stock Acquisition Rights Holders in accordance with 9. above.

(a) A Stock Acquisition Rights Holder may exercise his/her stock acquisition rights beginning on July 1, 2031 in the event that the Start of Exercise Date has not occurred by June 30, 2031.

(b) In the event that a General Meeting of Shareholders approves (or a resolution of the Company's Board of Directors is passed where shareholder approval is not required for) a proposal for approval of a merger agreement under which the Company is to be

dissolved, or a proposal for approval of a share exchange agreement or share transfer plan under which the Company is to become a wholly owned subsidiary.

A period of 15 days beginning on the day following the particular approval date

(3) In the event that a Stock Acquisition Rights Holder relinquishes his/her stock acquisition rights, such stock acquisition rights cannot be exercised.

12. Amount to Be Paid for Stock Acquisition Rights

No payment is necessary for the stock acquisition rights.

13. Allotment Date for the Stock Acquisition Rights

August 10, 2006

14. Method for Requesting Exercise of and Paying for Stock Acquisition Rights

(1) When exercising stock acquisition rights, the Stock Acquisition Rights Holder shall complete the necessary items on the Form for Requesting the Exercise of Stock Acquisition Rights, the style of which the Company will determine, and submit it to the place of exercise specified in 15. below after signing and affixing his/her registered seal.

(2) When submitting the Form for Requesting the Exercise of Stock Acquisition Rights in (1), the Stock Acquisition Rights Holder should also transfer cash, in the amount of the total amount calculated by multiplying the amount to be invested upon exercise of each stock acquisition right by the number of stock acquisition rights to which the exercise relates (hereinafter "Payment Amount"), to the bank account designated by the Company (hereinafter "Designated Bank Account") as the paying agent specified in 16. below by the time and date specified by the Company.

15. Place of Exercise of Stock Acquisition Rights

Corporate Administration Dept., Mitsubishi Corporation

16. Paying Agent When Exercising Stock Acquisition Rights

The Mitsubishi UFJ Trust and Banking Corporation

17. Date the Exercise of Stock Acquisition Rights Becomes Effective

(1) The exercise of stock acquisition rights shall become effective on the date written on the Form for Requesting the Exercise of Stock Acquisition Rights in 14. above. Provided, however, that when the Form for Requesting the Exercise of Stock

Acquisition Rights is received at the place of exercise and/or the Payment Amount specified in 14. (2) above is received at the paying agent and deposited into the Designated Bank Account later than the date written on the Form for Requesting the Exercise of Stock Acquisition Rights, the exercise of stock acquisition rights shall be effective when the Form for Requesting the Exercise of Stock Acquisition Rights is received at the paying agent and the Payment Amount is deposited into the Designated Bank Account.

(2) The Company shall deliver share certificates immediately upon the completion of the exercise procedures, but will not provide certificates for shares constituting less than one unit *(tangen)*.

18. Changes to These Provisions and Other Matters

When it is necessary to reword these provisions or take other related measures, the Company may make changes to these provisions using a method it deems appropriate with regards to the handling of such matters, according to the regulations of the Company Law of Japan and intent of the stock acquisition rights. Such changes shall be considered as part of these provisions.

19. Announcement of Issue Terms

The Company shall place a copy of the issue terms of stock acquisition rights at the head office of the Company and permit viewing of the Stock Acquisition Rights Holders during the agent's business hours.

20. All Other Matters Relating to These Stock Acquisition Rights Shall Be Left to the Discretion of the Representative Directors

Notes:

1. Date of resolution of the Board of Directors of the Company for proposal to the Ordinary General Meeting of Shareholders: May 18, 2006

2. Date of resolution of the Ordinary General Meeting of Shareholders of the Company: June 27, 2006